Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
May 30, 2006 at 3.00 pm

HEIKKI KOPONEN NOMINATED SECRETARY TO THE BOARD

Mr Heikki Koponen (LLM, eMBA) has been appointed secretary to the Amer Sports Corporation Board as of May 23, 2006. Koponen is the Vice President, Legal Affairs for Amer Sports Corporation.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306
E-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.